Andrew D. Demott, Jr.
Sr. Vice President, CFO

November 9, 2007

William Thompson

Division of Corporation Finance

U. S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

RE:	Superior Uniform Group, Inc.

Form 10-K for the Year Ended December 31, 2006 and Form 10-Q for Fiscal

Quarter Ended September 30, 2007

Commission File No. 1-5869-1

Dear Mr. Thompson:

I am in receipt of your comment letter dated November 1, 2007, addressed to Andrew D. Demott, Jr., Chief Financial Officer of Superior Uniform Group, Inc. (“Superior” or the “Company”) in which you requested certain supplemental information regarding the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Financial Statements of the above-referenced documents for Superior. For your convenience, I have numbered the responses to correspond to the comment number as outlined in your letter. For those items indicating that we will provide the requested disclosure in the future, we will begin including these disclosures in our 10-K for the year ended December 31, 2007. As you requested, this response is being submitted in electronic form on EDGAR.

Response 1.

We will provide the requested disclosures in future filings.

Response 2.

We will provide the requested disclosures in future filings.

Response 3.

We will provide the requested disclosures in future filings.

10055 Seminole Blvd. ♦ Seminole, FL 33772-2539 ♦ Phone (727) 803-7135 ♦ Fax (727) 803-2641

Website: www.superioruniformgroup.com ♦ e-mail: ademott@sug.biz

An American Stock Exchange Listed Company

William Thompson.

Division of Corporation Finance

U. S. Securities and Exchange Commission

Response 4.

We will provide the requested disclosures in future filings.

Response 5.

We will provide the requested disclosures in future filings.

Response 6.

We believe that it would be misleading to the reader of the financial statements if we were to segregate the 2005 gain as a separate line item on the statement of earnings. While the amount of the gain on sale of the property was significant, the actual net impact on our pre-tax earnings of the sale and the related relocation of the operations from this facility was less than $50,000 and is not considered material.

Response 7.

We will provide the requested disclosures in future filings.

Response 8.

We currently include all costs associated with manufacturing or acquiring finished goods in cost of goods sold, including the following major categories:

a.	Raw materials

b.	Direct and indirect labor for the manufacturing process

c.	Manufacturing facility costs and related overhead expenses

d.	Inbound freight, receiving and inspection costs

e.	Internal transfer costs

f.	Purchasing department

g.	Outbound freight

Selling and administrative expenses include all other operating types of expenses including the following items related to the distribution of products:

a.	Warehouse space and overhead other than manufacturing locations, receiving and inspection departments

b.	Shipping and distribution payroll and payroll related expenses

We do include disclosure of the amounts that are included in selling and administrative expenses in Note 1 subparagraph f.

We will provide the requested additional disclosures in future filings.

Response 9.

The Company records a provision for estimated returns and allowances based upon product shipments each quarter compared to historical experience and current allowance programs. Historically, the amount of the allowance has not been material. In the event the amount was to become material, we would include the required disclosure in the footnotes to our financial statements.

William Thompson.

Division of Corporation Finance

U. S. Securities and Exchange Commission

Response 10.

See Response 8 above for the detail of those items included within selling and administrative expenses. The only shipping and handling costs included in cost of goods sold are those for the actual outbound freight. These amounts are included as required by current accounting standards and due to the fact that the related freight invoiced to our customers is included in revenues. We segregate the remaining shipping and handling costs into selling and administrative expenses, as this is how management has historically viewed our customers and related profitability. It allows us to evaluate customers and opportunities based upon the gross profit associated directly with the merchandise and to separately consider the distribution costs associated with servicing the customers. As indicated in our response to comment number 8, we will revise our future filings to disclose those shipping and handling costs included in selling and administrative expenses.

Response 11.

We do not believe that separate tabular disclosure of our stock appreciation rights is warranted. Stock appreciation rights (“SAR’s”) are granted on the same date as a significant portion of our stock options. The SAR’s are granted with the same term and strike price as the options granted on that date. Additionally, the SAR’s require settlement by issuance of Company shares for the intrinsic value at the date of exercise. If the Commission disagrees with this conclusion, we will break out the SAR’s separately in the future. We will include additional disclosure to clarify the information includes SAR’s.

The “Total” column shown on page 33 is shown as additional information to show the actual face value of options and SAR’s for each of the line items shown in the table. We believe it gives the reader additional information on the face of the table relative to the total values of the options and SAR’s. If the Commission believes these are misleading in some way, we can remove the information from the schedule in future filings.

Based upon the guidelines within SFAS 128, and based upon the discussion above regarding the requirement that our SAR’s be settled in Company shares, we include the dilutive impact of our SAR’s in the earnings per share calculation consistent with the treasury stock method utilized for stock options. We will provide the requested additional disclosures in future filings.

Response 12.

We will revise the certifications to read exactly as set forth in Item 601(b)(31) of Regulation S-K.

Response 13.

We will add the requested disclosures in future filings.

William Thompson.

Division of Corporation Finance

U. S. Securities and Exchange Commission

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (727) 803-7135 should you have any additional questions.

Very truly yours,

SUPERIOR UNIFORM GROUP, INC.

/s/ Andrew D. Demott, Jr.
Andrew D. Demott, Jr.
Sr. Vice President & CFO

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